 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ASPIRIANT RISK-MANAGED CAPITAL APPRECIATION FUND

(Name of Subject Company (Issuer))

ASPIRIANT RISK-MANAGED CAPITAL APPRECIATION FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

04538B108

(CUSIP Number of Class of Securities)

Terrance P. Gallagher

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

September 29, 2022

(Date Tender Offer First Published,

Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on September 29, 2022 by Aspiriant Risk-Managed Capital Appreciation Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase shares of beneficial interest ("Shares”) in the Fund in an aggregate amount up to $6,800,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, the Fund accepted a greater amount of Shares than it was offering to purchase, up to an aggregate amount of approximately 5.52% of Shares outstanding. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 29, 2022.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on November 21, 2022.

2. As of November 21, 2022, eleven (11) Shareholders validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of December 31, 2022 in the amount of $7,370,253.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of a promissory note issued to the Shareholders whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory note was held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. Seven (7) Shareholders, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the promissory note issued to the Shareholders, the Fund paid the Shareholder 100% of the Shareholders’ unaudited net asset value of the Shares tendered. Cash payment in the amount of the unaudited net asset value of the Shares tendered were wired to the account designated by such Shareholders in their Letter of Transmittal on February 17, 2023. Four (4) Shareholders, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, pursuant to the promissory note issued to the Shareholders, the Fund paid to the Shareholders at least 98% of the Shareholders’ unaudited net asset value of the Shares tendered (the “Initial Payment”). The Fund will pay the Shareholders a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the Shares tendered and purchased as of December 31, 2022 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable within approximately 45 days after the completion of the Fund’s next annual audit. The Fund expects that the audit will be completed by the end of May 2023. Initial Payments in the amount of at least 98% of the Shareholders’ unaudited net asset value of the Shares tendered were wired to the account designated by such Shareholders in their Letters of Transmittal on February 17, 2023.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on September 29, 2022 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables is attached herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ASPIRIANT RISK-MANAGED CAPITAL APPRECIATION FUND

By:	/s/ Benjamin Schmidt
Name: Benjamin Schmidt

Title: Treasurer and Principal Financial Officer

March 29, 2023

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table